Exhibit 99.1

Hanwha Q CELLS Obtains $52.1 Million Arbitral Award

SEOUL, SOUTH KOREA – October 13, 2015 – Hanwha Q CELLS GmbH, a subsidiary of Hanwha Q CELLS Co., Ltd. (“Hanwha Q CELLS” or the “Company”) (Nasdaq: HQCL), one of the world’s largest photovoltaic manufacturers of high-quality, high-efficiency solar modules reached a favorable outcome regarding inventory valuations in its arbitration proceedings against the Insolvency Administrator (“IA”) of the assets of Global PVQ SE i.I., in the amount of EUR 45.9 million (US$52.1 million). The arbitral award will have a positive effect on 2015 third quarter results and be reflected as a one-time non-cash event on the income statement.

The DIS arbitration proceedings began on July 15, 2013 and related to the valuation of inventories (“Stock Excess Amount”) as determined by the IA according to the purchase agreement between the IA, Hanwha Q CELLS GmbH and Hanwha Chemical Corporation on August 26, 2012.

Jay Seo, CFO commented, “We remain optimistic about the Company’s performance for the remainder of 2015, including accelerating shipments, further reduction in our cost structure, improved profitability, and execution of our aggressive expansion goals. The Company is making good progress towards a return to sustainable profitability and this recent arbitration outcome will make a very positive contribution to our 2015 third quarter financial results. Our company is now one of the largest in the solar industry with cell and module capacity targeted at 4.3 GW by year end, and full year 2015 shipments forecasted at 3.2-3.4 GW.”

Mr. Seo concluded by noting, “Our shipments to NextEra Energy Resources have begun as we start to fulfill the 1.5 GW module supply agreement - the largest such agreement in the history of the solar industry - which provides us with good visibility in the important US market throughout 2016.”

About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) emerged as a new global solar power leader from combining two of the world’s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international footprint including facilities in China, Malaysia, and South Korea, Hanwha Q CELLS is in a unique position to flexibly address all global markets, even ones with import tariffs, such as the United States and the European Union. Based on its well respected “Engineered in Germany” technology, innovation and quality, Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com

SAFE HARBOR STATEMENT

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. These forward-looking statements also include comments regarding 3Q15 results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Hanwha Q CELLS Co., Ltd.

Investor Contact:

Paul Combs

V.P. Investor Relations

Tel: +86 21 3852 1533 / Mobile: +86 138 1612 2768

E-mail: paul.combs@hanwha-qcells.com

SOURCE: Hanwha Q CELLS Co., Ltd.